 Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

June 30, 2021

Item 3:	News Release

A news release was disseminated on June 30, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided assay results from four holes drilled at the Golden Joint zone, a brand new discovery located approximately 1km north of the Keats Zone and approximately 850m south of the Lotto Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

June 30, 2021

Schedule “A”

New Found Intercepts 430.2 g/t Au Over 5.25m

in New Discovery at Golden Joint Zone,

1km North of Keats

Vancouver, BC, June 30, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from four holes drilled at the Golden Joint zone, a brand new discovery located approximately 1km north of the Keats Zone and approximately 850m south of the Lotto Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Highlight intervals are summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-171	223.45	228.30	4.85	10.36	Golden Joint
NFGC-21-241	207.85	213.10	5.25	430.17	Golden Joint

•	The intercept of 430.2 g/t Au over 5.25m in hole NFGC-21-241 represents a grade x width (“metal factor”) value of 2,258 g/t Au x meters**, the second highest value encountered to date on the Queensway project. Furthermore, over 700 grains of gold were observed in this 5.25m intercept, representing the most per meter seen to date anywhere at the Queensway Project.

•	The new Golden Joint discovery occurs in two to three sub parallel vein systems located approximately 1km North of the Keats Zone and 850m South of the Lotto Zone (see Figures 1, 2, and 3).

•	Results from the parallel Golden Joint HW (hanging wall) zone approximately 150m east of the main Golden Joint Zone also returned several significant intervals often including visible gold mineralization, including 12.7 g/t Au over 2.0m in hole NFGC-21-199 (see Figure 2). Drilling will step out on these intervals to further test the Golden Joint HW Zone. Note that the Golden Joint HW intervals are not plotted on Figure1.

•	Currently two drills rigs are operating at Golden Joint, focused on stepping out from discovery hole NFGC-21-241. Additional assays are pending.

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

** Note: the reported grade x width metal factors are not adjusted to an estimated true width. For estimated true widths equal to 70% to 90% of reported widths, adjusted metal factors would be 70% to 90% of unadjusted reported values.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Greg Matheson, COO of New Found, stated: “Following a high-grade hole at Lotto reported last week, the Golden Joint discovery further affirms that the Appleton Fault is host to multiple areas of high-grade, near surface gold mineralization. As our team has theorized all along, the Keats zone is not the only area of significant gold mineralization. Hole NFGC-21-241 at the Golden Joint appears epizonal in nature and is very similar to the high-grade gold mineralization observed at the Keats Zone, which is located 1km to the South.”

Figure 1. Golden Joint location and long-section

Note: Golden Joint HW intervals not included on this long-section (see Table 2)

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2. Golden Joint Main and Golden Joint HW plan view

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Figure 3. Golden Joint location along the Appleton Fault Zone.

NEWFOUND GOLD CORP.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Photos from Hole NFGC-21-241 high-grade interval

Figure 4. Example gold mineralization from NFGC-21-241 (207.85 to 213.1 m)

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-241.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Figure 4 (continued). Example gold mineralization from NFGC-21-241 (207.85 to 213.1 m)

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-241.

NEWFOUND GOLD CORP.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Figure 4 (continued). Example gold mineralization from NFGC-21-241 (207.85 to 213.1 m)

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-241.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7

Figure 4 (continued). Core photo from NFGC-21-241 (including veining from 207.85 to 213.1 m)

Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-241.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 8

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-171	223.45	228.30	4.85	10.36	Golden Joint
NFGC-21-187	114.10	119.65	5.55	1.49
And	125.45	131.65	6.20	4.96	Golden Joint HW
Including	127.65	131.65	4.00	7.08
And	272.00	274.00	2.00	5.39	Golden Joint
NFGC-21-199	36.00	38.00	2.00	2.85
And	46.00	48.00	2.00	2.31	Golden Joint HW
And	64.00	66.00	2.00	12.70
And	195.55	197.55	2.00	2.77	Golden Joint
And	199.00	201.00	2.00	4.53
NFGC-21-241	207.85	213.10	5.25	430.17	Golden Joint

Table 2: Summary of results reported in this release

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-171	300	-45.0	312	658547	5428356
NFGC-21-181	300	-50.0	431	658548	5428356
NFGC-21-199	300	-45.0	263	658526	5428398
NFGC-21-241	299	-45.5	303	658523	5428341

Table 3: Details of drill holes reported in this release

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 9

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 70% to 90% of reported core lengths. Reported grades have not been capped. Assays are uncut, and calculated intervals are reported over a minimum length of 2m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated June 30, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Eight rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs by Q3 2021. With a current working capital balance of approximately $76 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 10

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of results of the drilling program and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 11